

January 29, 2009

Mr. David E. Whittle
Chief Financial Officer
Alexco Resource Corp.
Suite 1150-200 Granville Street
British Columbia, Canada

> **RE: Alexco Resource Corp.**
> **Form 40-F for the Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 1-33621**

Dear Mr. Whittle:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended June 30, 2008

Disclosure Controls and Procedures

1.  We note your statement that your disclosure controls and procedures were adequately designed and effective. Further, we note your statements regarding disclosure controls and procedures, found primarily in the second paragraph of the Changes in Internal Controls Over Financial Reporting section, including,

    - "…no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met;"

    - "[b]ecause of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected;" and,

- "…there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate."

Please revise your disclosure regarding your disclosure controls and procedures to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits

2.      We note your statement that the Consent of Janice Fingler, M.Sc., P.Geo., was "to be filed on [an] amended Form 40-F upon receipt."  Please tell us when you expect to receive the consent of Ms. Fingler and when you intend to file the Form 40-F.

Exhibit 99.3. Management's Discussion and Analysis

Consulting Services, page 7

3.      We note your disclosure that the subsidiary agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% agreed scheduled rates, and this plan is currently ongoing.  It appears that you transacted this agreement in tandem with your purchase of United Keno Hill Mines Limited and UKH Minerals Limited. As such, please clarify whether this is an unfavorable contract that represents a liability as contemplated by paragraph 37(k) of SFAS 141 under US GAAP.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kimberly Calder, at (202) 551-3701.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. With respect to all legal comments, you may contact Douglas Brown at (202) 551-3265, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,


Anne Nguyen Parker
Branch Chief